UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. [        ] )*

Care Investment Trust Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

141657106

(CUSIP Number)

March 3, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 141657106	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 4,360,454 (see Item 4)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 4,360,454 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,360,454 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.8% (see Item 4)
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 141657106	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 4,360,454 (see Item 4)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 4,360,454 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,360,454 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.8% (see Item 4)
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP NO. 141657106	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 4,360,454 (see Item 4)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 4,360,454 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,360,454 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.8% (see Item 4)
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTION BEFORE FILLING OUT

Page 5 of 9 Pages

The Reporting Persons previously reported beneficial ownership of the Common Stock of the Company (in each case, as defined below) on Schedule 13D. The Reporting Persons are now eligible to disclose beneficial ownership, if any, on Schedule 13G pursuant to Rules 13d-1(b) and 13d-1(h) of the Act. This statement on Schedule 13G (this “Schedule 13G”) supersedes in its entirety the information provided by the Reporting Persons in the statement on Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Reporting Persons with respect to the Common Stock on May 19, 2008, as amended by Amendment No. 1 thereto filed with the SEC on October 24, 2008 and Amendment No. 2 thereto filed with the SEC on November 26, 2008.

Item 1(a)	Name of Issuer:

The name of the issuer is Care Investment Trust Inc., a corporation formed under the laws of the State of Maryland (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of the Company is 505 Fifth Avenue, 6th Floor, New York, New York 10017.

Item 2(a)	Name of Person Filing:

This Schedule 13G is filed by:

(i) GoldenTree Asset Management LP, a Delaware limited partnership registered as an investment adviser with the SEC (the “Investment Manager”), which serves as investment manager or adviser to certain investment funds (the “Funds”), with respect to the shares of Common Stock held directly in the respective accounts of the Funds;

(ii) GoldenTree Asset Management LLC, a Delaware limited liability company (“IMGP”) which serves as general partner of the Investment Manager, with respect to the shares of Common Stock held in the Funds’ respective accounts; and

(iii) Mr. Steven A. Tananbaum (“Mr. Tananbaum”), who serves as the senior managing member of IMGP, with respect to the shares of Common Stock held in the Funds’ respective accounts.

The Investment Manager, IMGP and Mr. Tananbaum are hereinafter sometimes referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b)	Address of Principal Business Office:

The address of the principal business office of each of the Reporting Persons is 300 Park Avenue, 21st Floor, New York, New York, 10022.

Page 6 of 9 Pages

Item 2(c)	Citizenship:

The Investment Manager is a Delaware limited partnership. IMGP is a Delaware limited liability company. Mr. Tananbaum is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e)	CUSIP Number:

The CUSIP number of the Common Stock is 141657106.

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	☐	Broker or dealer registered under Section 15 of the Act.
B.	☐	Bank as defined in Section 3(a)(6) of the Act,
C	☐	Insurance Company as defined in Section 3(a)(19) of the Act.
D	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.
E	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
F	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F).
G	☒	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
H	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
I	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
J	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership:

The ownership percentages used herein are calculated based upon the 21,021,359 shares of Common Stock reported to be outstanding as of November 13, 2008 by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the SEC on November 14, 2008, less the 1,000,000 shares of Common Stock repurchased from certain of the Funds by the Company on November 25, 2008, as disclosed by the Company in its Current Report on Form 8-K, filed with the SEC on December 1, 2008.

The beneficial ownership of Common Stock by the Reporting Persons, as of the close of business on March 2, 2009, is as follows:

Page 7 of 9 Pages

1.	Investment Manager
(a)	Amount beneficially owned: 4,360,454
(b)	Percent of class: 21.8%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 4,360,454
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 4,360,454

2.	IMGP
(a)	Amount beneficially owned: 4,360,454
(b)	Percent of class: 21.8%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 4,360,454
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 4,360,454

3.	Mr. Tananbaum
(a)	Amount beneficially owned: 4,360,454
(b)	Percent of class: 21.8%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 4,360,454
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 4,360,454

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Other than the Funds which directly hold the Common Stock, and except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. As of March 2, 2009, the following Fund holds in its account shares representing more than five percent of the outstanding Common Stock:

GoldenTree Master Fund, Ltd.: 12.37%

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Page 8 of 9 Pages

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2009

GoldenTree Asset Management LLP

By:	GoldenTree Asset Management LLC, its general partner

By:	/s/ George Travers
Name:	George Travers
Title:	Attorney-in-Fact

GoldenTree Asset Management LLC

By:	Steven A. Tananbaum, its senior managing member

By:	/s/ George Travers
Name:	George Travers
Title:	Attorney-in-Fact

Steven A. Tananbaum

By:	/s/ George Travers
Name:	George Travers
Title:	Attorney-in-Fact